UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Unaudited Financial and Operating Results for the three and twelve months ended December 31, 2024

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of C3is Inc.’s (the “Company”) press release, dated March 11, 2025, announcing its unaudited financial and operating results for the three and twelve months ended December 31, 2024.

EXHIBIT INDEX

99.1	Press Release dated March 11, 2025

*****

This report on Form 6-K, including exhibit 99.1 hereto other than the section entitled “CEO, Dr. Diamantis Andriotis Commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2025

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer